Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Company Registry (NIRE): 33300032266

NOTICE TO THE MARKET

Gerdau (“Company”) informs its shareholders and the general market that, on the date hereof, it entered into an agreement to form a joint venture, based on the sale of its 50% interest in Gerdau Diaco, in Colombia, with Putney Capital Management, which already is a partner in its operations in the Dominican Republic. Putney Capital Management is an asset management company with investments in the Caribbean and Central America that co-manages INCIA’s energy and industry platform.

The new company’s assets are formed by Gerdau’s long-steel industrial units in Colombia, which have combined annual installed steel production capacity of 674,000 tonnes.

The transaction attributes an economic value to the joint venture of US$165 million. The consummation of the transaction is contingent upon the performance by the parties of certain contractual conditions precedent.

The transaction is aligned with the process to optimize Company’s asset base with a focus on profitability and deleveraging.

Porto Alegre, March 29, 2017

Harley Lorentz Scardoelli

Executive Vice President and

Investor Relations Officer